*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
Cutter & Buck Inc.

March 29, 2006

Mr. George F. Ohsiek, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20002

Cutter & Buck Inc.

Form 10-K for Fiscal Year Ended April 30, 2005

Form 10-K/A for Fiscal Year Ended April 30, 2005

Forms 10-Q for Fiscal Quarters Ended July 31, 2005 and October 31, 2005

Filed July 14, 2005, August 26, 2005, September 9, 2005 and December 9, 2005

File No. 0-26608

Dear Mr. Ohsiek,

By this letter, Cutter & Buck Inc. (the “Company”) is providing, pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain supplemental information requested by the Staff in connection with its review of the Company’s above-described Exchange Act filings. Specifically, the Company is attaching the following records:

•                  Attachment A includes complete copies of the management reports used by the Company’s Chief Operating Decision Maker for the Company’s most recent fiscal year end (April 30, 2005) and fiscal quarter (January 31, 2006).

•                  Attachment B includes complete copies of the packages provided to the Company’s Board of Directors for the year ended April 30, 2005 and the quarter ended January 31, 2006.

The attached records contain confidential business information, the release of which would confer a competitive advantage to the Company’s rivals and potential customers, vendors and suppliers, causing substantial harm to the Company’s business. Accordingly, following the Staff’s current review of the Company’s Exchange Act filings, the Company requests that the Staff return all copies of the enclosed confidential materials to the undersigned.

March 29, 2006	Confidential Treatment Requested by
Mr. George F. Ohsiek, Jr.	Cutter & Buck Inc.

Confidential Treatment Request

In addition, we hereby request pursuant to 17 C.F.R. §200.83 that the attachments to this letter be maintained in confidence, not made a part of any public record and not be disclosed to any person as such materials constitute confidential business information. In accordance with 17.C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect the attachments to this letter, we request that we be immediately notified of any such request, be furnished with a copy of all materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone Ernest R. Johnson at (206) 830-6640 rather than rely on the United States mail for such notice. Mr. Johnson’s address is Cutter & Buck Inc., 701 N. 34th Street, Suite 400, Seattle, WA 98103.

Should you have any questions regarding the foregoing, please contact me at (206) 830-6640

Sincerely,

Cutter & Buck Inc.

/s/ Ernest R. Johnson
Ernest R. Johnson
Chief Executive Officer

Attachments

cc:                                 SEC Office of Freedom of Information and Privacy Act Operations

Michael Gats, Chief Financial Officer

Lane Powell PC

Ernst & Young LLP

March 29, 2006	Confidential Treatment Requested by
Mr. George F. Ohsiek, Jr.	Cutter & Buck Inc.

Attachment A

*                                         Rule 83 Confidential Treatment Request made by Cutter & Buck Inc.

Management reports for the fiscal year ended April 30, 2005

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Management reports for the quarter ended January 31, 2006

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March 29, 2006	Confidential Treatment Requested by
Mr. George F. Ohsiek, Jr.	Cutter & Buck Inc.

Attachment B

*                                         Rule 83 Confidential Treatment Request made by Cutter & Buck Inc.

Financial package provided to Board of Directors for the year ended April 30, 2005

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Financial package provided to Board of Directors for the quarter ended January 31, 2006

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